Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated August 23, 2004, included in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-115438) and related Prospectus of CallWave, Inc. for the registration of shares of its common stock.

Our audits also included the financial statement schedule of CallWave, Inc. listed in Item 16(b) of this registration statement. The schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Ernst & Young LLP

Los Angeles, California

August 23, 2004